Puerto Rico Residents Family of Funds

270 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

April 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that the Puerto Rico Residents Family of Funds has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended January 31, 2026, which was filed with the U.S. Securities and Exchange Commission on April 8, 2026.

Very truly yours,

Puerto Rico Residents Family of Funds

By:	/s/ José Grau
Name: José Grau
Title: Treasurer